

Mail Stop 3030

January 30, 2017

Via E-Mail
Waqaas Al-Siddiq
Chief Executive Officer
Biotricity Inc.
275 Shoreline Drive, Suite 150
Redwood City, CA 94065

      **Re:    Biotricity Inc.**
              **Amendment No. 5 to Registration Statement on Form S-1**
              **Filed January 13, 2017**
              **File No. 333-210933**

Dear Mr. Al-Siddiq:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2016 letter.

Recent Developments, page 1

1.      We note that the January 12, 2017 section of the "IR News – News of Interest to Investors" page of your website regarding you being "named a 'major contender'" indicates that "Bioflux has received FDA clearance for it's software…" but does not mention that you must submit an application to the FDA to market your product and that the FDA must review that application before you may sell your product. You also link from that page on your website to (1) an article indicating that your product has received "necessary 501k clearances" from the FDA and (2) an article indicating that you paid for distribution of the statement that "Bioflux has recently received the necessary 501k clearance from the Food & Drug Administration." Please provide us your analysis of (1) how investors would know from these articles that you still must submit an application to

the FDA to market your product and that the FDA must review that application before you may sell your product, and (2) the materiality of any liability for any potential claims made by investors related to your statements like those cited in the first two sentence of this comment.

2.    Please provide us your analysis of whether the articles mentioned above are free writing prospectuses as defined in Rule 405. Cite in your response all authority on which you rely. Also address in your response all involvement that you had in the preparation and review of the articles, your involvement in your identification as a "major player," any amount you paid for preparation and distribution of the articles, and the date that your agreement with the sources of the articles began and will end.

3.    The second article mentioned in comment 1 above indicates that you issued shares and warrants to the source of the article. Please reconcile this statement with the information in Part II of your registration statement regarding unregistered sales of securities.

4.    We note that the January 3, 2017 article mentioned above cites your CEO as indicating that your "partnership with G2L is an important step for" you. Please disclose this partnership in an appropriate section of your prospectus; include the date of the agreement, the material obligations of the parties, and duration and termination provisions. Also provide us your analysis of whether the related agreement should be filed as an exhibit to your registration statement.

Common stock to be outstanding after the offering, page 4

5.    Please tell us why there was no change to the disclosure in the section regarding shares underlying convertible debentures given your added disclosure on page II-4 regarding conversions.

Market Overview, page 44

6.    Please provide us the data that underlie the calculations mentioned in the first paragraph of your response to prior comment 2.

7.    Please address that part of prior comment 2 regarding your disclosure that currently available devices are based on outdated technologies.

Competition, page 52

8.    We note your response to prior comment 2 and your revisions to this section. Please tell us how your response considers CardioComm Solutions, Inc.'s September 23, 2014 press release announcing the execution of agreements between iMedical and CardioComm, which refers to an MCT engineering project with Philips Healthcare.

Selling Stockholders, page 72

9.      We note your response to prior comment 4.  Please reconcile the number of shares associated with footnote 10 to your selling stockholder table with the number of shares disclosed in the third paragraph on page 37 and the information on your prospectus cover. Also, ensure that your revised disclosure makes clear the amount the selling security holders paid per offered share, rather than solely one aggregate amount paid by several security holders.

Recent Sales of Unregistered Securities, page II-3

10.     From your revisions in response to prior comment 6, it is unclear how the acquisition transaction was exempt from registration under the Securities Act.  Your prospectus disclosure indicates that the registrant, at the time of the offer and sale of its securities in connection with the acquisition, was not related to iMedical.  Please provide us your analysis of the availability of an exemption from registration; cite with specificity the authority on which you rely.  Include in your response the number of investors who received securities as part of the acquisition transaction.

You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.  Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc:     Stephen E. Fox, Esq.
        Ruskin Moscou Faltischek, P.C.